Mail Stop 4561

August 11, 2009

Mr. Chris E. Perkins
Chief Financial Officer
Eclipsys Corporation
Three Ravinia Drive
Atlanta, GA 30346

> **Re:** **Eclipsys Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 24, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 6, 2009**
> **Form 8-K Filed August 6, 2009**
> **File No. 0-24539**

Dear Mr. Perkins:

We have reviewed your response letter dated July 20, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 19, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. You state on pages 4, 10, and 30 of your Form 10-K that you continue to focus on expanding the sales of your solutions in the Middle East, a region that is generally understood to include Iran, Sudan, and Syria. These countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Sudan, and Syria. Please describe to us the nature and extent of your past, current, and anticipated operations in, or other contacts with, Iran, Sudan, and Syria, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. Your response should describe

any products, technology, software, or services you have provided to Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Sudan, and Syria, or entities controlled by those governments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Systems and Services Revenues

Revenue Recognized Ratably, page 18

2.   We note that previous period sales continue to be disclosed as a material factor impacting changes in revenue, which increased by $6.4 million, or 7.7%, during the three months ended June 30, 2009, as compared to same period in 2008. In response to prior comment 5, you state that in regard to year-over-year sales bookings information, you plan to disclose annual sales booking amounts and related qualitative discussion in future annual filings. You further state that you believe this information, in conjunction with the dollar amount of backlog orders believed to be firm and other material aspects of backlog, will potentially provide better insight to future ratable revenue streams. However, please tell us what consideration you have given to providing bookings, as well as backlog information, in your next quarterly report.

Form 8-K Filed August 6, 2009

3.   We believe that the "Non-GAAP Income Statements" and the columnar format of the "Reconciliation of GAAP to Non-GAAP Pro Forma Results" appearing in your earnings release furnished on Form 8-K may create the unwarranted impression to investors that these non-GAAP statements of operations have been prepared under an other comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove these presentations, or explain to us in reasonable detail why their retention is justified in light of these concerns. As a substitute for these presentations, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K, Regulation G and Question 8 of the Division of

Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP
Financial Measures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 and Christine
Davis, Assistant Chief Accountant at (202) 551-3408 if you have any questions regarding
comments on the financial statements and related matters. Please address questions
regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 and
Barbara Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you
may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief